Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Second Quarter 2009 Financial Results dated August 20, 2009

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Gordon Xiaogang Wang
	Name:	Gordon Xiaogang Wang
	Title:	Vice president, chief financial officer

Date: August 20, 2009

3

Exhibit 99.1

Contact:

Acorn International, Inc.	CCG Investor Relations

Ms. Chen Fu, IR Director	Mr. Crocker Coulson, President

Phone: +86-21-51518888 Ext. 2228	Phone: +1-646-213-1915 (New York)

Email: fuchen@chinadrtv.com	Email: crocker.coulson@ccgir.com

www.chinadrtv.com	www.ccgirasia.com

FOR IMMEDIATE RELEASE

Acorn International Reports Second Quarter 2009 Financial Results

SHANGHAI, China, August 20, 2009 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services through an extensive distribution network, today announced its financial results for the quarter ended June 30, 2009.

Highlights for the Second Quarter 2009:

As a result of the 33% equity interest disposal of Yimeng described herein, Yimeng has been reported as a discontinued operation. Accordingly, the Company’s consolidated statements of operations separate the discontinued operation for all historical numbers presented.

•	Net revenues were $49.0 million, an increase of 15.9% compared to $42.3 million in the second quarter of 2008.

•	Gross margin was 52.1%, compared to 48.5% in the same period of 2008.

•	Operating loss was $4.6 million, compared to a loss of $9.3 million in the second quarter of 2008.

•	Net income attributable to holders of ordinary shares was $11.4 million compared to a $7.8 million loss for the second quarter of 2008.

•

Net loss from continuing operations was $2.9 million compared to a $9.2 million loss for the second quarter of 2008. Adjusted net loss from continuing operations, after eliminating the effects of share-based compensation expenses (non-GAAP), was $2.2 million compared to $8.1 million for the same period last year.

•	Share-based compensation expenses were $0.8 million for the second quarter of 2009, compared to $1.2 million for the same period last year.

•

Net income from discontinued operations was $14.4 million (including a one-time gain of $14.4 million from the sale of a 33% equity interest in Shanghai Yimeng Software Technology Co., Ltd. (“Yimeng”)), compared to a $1.4 million income for the second quarter of 2008.

•

Diluted income per ADS was $0.39. Diluted loss per ADS from continuing operations was $0.10. Excluding share-based compensation expenses (non-GAAP), diluted loss per ADS from continuing operations was $0.07.

“We continued our path to recovery in the second quarter of 2009, with double-digit growth in our top line sales and significantly reduced the net loss from continuing operations from the same period one year ago,” said Mr. James Hu, Chairman and CEO of Acorn. “The continued performance of our Ozing electronic learning products and Meijin electronic dictionaries were our primary growth drivers for the second quarter. Our cosmetics and third party bank channel sales, both aimed at developing continuity business and expanding repeat purchases, are also on track to deliver strong results in the second quarter 2009. With the positive momentum we have, we are confident that we will continue to execute against our strategy of growing proprietary branded products in the second half of 2009.”

Business Highlights for the Second Quarter of 2009:

•

Ozing, the Company’s electronic learning product and Meijin, the Company’s electronic dictionary, continued their recovery, benefiting from the Company’s returned focus to building propriety branded products. In the second quarter 2009, sales in Ozing reached $8.1 million from $2.8 million in the same period in 2008. The increase in sales for Ozing also included the addition and growth from the Company’s touch reader product series, which was introduced in the third quarter 2008. Sales for Meijin in the second quarter grew 12.4% to reach $1.8 million from $1.6 million from the second quarter 2008. Growth in sales of our Ozing and Meijin products was driven by increased advertising time, improved technology, competitive pricing and consolidated distribution channels.

•

Cosmetics sales in the second quarter of 2009 reached $11.5 million from $7.3 million in the same period in 2008, accounting for 23.5% of the total sales revenue. The continued increase in revenue contribution was due to the increased volume in direct sales for the Cobor branded cosmetic line. The cosmetic business remains an important business development initiative in expanding the Company’s continuity business.

•

Mobile handsets, in particular the proprietary branded Uking A300 series, grew sales 28.5% to reach $12.6 million from $9.8 million in the same period last year, benefiting from the greater allocation of media resources in TV marketing for proprietary branded products.

•

The Company’s third-party bank channel sales continued its expansion from the first quarter of 2009. With a total of 24 bank partners, revenue from third-party bank channel sales was $3.4 million in the second quarter of 2009, an increase of 69.1% from $2.0 million in the same period one year ago as a result of additional banking partners and increased sales volume. The Company will continue to establish relationships with banking partners to further expand its customer base.

•

In June 2009, the Company disposed of a 33% equity interest in Yimeng, a company engaged in the development and marketing of CPS stock tracking software, to focus on core competency and enhance operating efficiency. Consideration for the disposal was $15.3 million in cash dividends and $10.5 million in cash on an original investment of $160,000 in December 2005.

Financial Results Highlights for the Second Quarter of 2009:

For the second quarter of 2009, total net revenues grew 15.9% to $49.0 million from $42.3 million for the second quarter of 2008.

Direct sales contributed 74.4%, or $36.4 million, to total net revenue, and remained approximately at level with the second quarter of 2008.

Distribution sales net revenue increased 112.9% year-over-year to $12.5 million for the three months ended June 30, 2009 from $5.9 million in the second quarter of 2008 as a result of the recovery in sales of our Ozing electronic learning products and the consolidation of Yiyang Yukang’s mobile handset sales into the Company’s financial results.

The table below summarizes the gross revenues from the three best selling product categories for the direct sales platform, distribution network and total direct and distribution sales, respectively:

Three Months Ended June 30, 2009
(in US dollars)
Direct sales
Cosmetics	11,233,790
Mobile handsets	10,859,338
Ornament	2,213,540

Distribution sales
Electronic learning product (Ozing)	6,517,220
Electronic dictionary (Meijin)	1,819,062
Mobile handsets (Yiyang Yukang)	1,736,195

Total direct and distribution sales
Mobile handsets	12,595,533
Cosmetics	11,513,466
Electronic learning product (Ozing)	8,083,172

Cost of sales for the second quarter 2009 was $23.5 million, an increase of 8.0% from $21.8 million for the second quarter of 2008, primarily due to increased costs for distribution sales. Increase in distribution sales costs was due to larger percentage of sales from mobile handsets, which generally have higher product costs.

Gross profit for the second quarter of 2009 was $25.5 million, up 24.3% compared to $20.5 million for the second quarter of 2008. Gross margin was 52.1% in the second quarter of 2009, up from 48.5% in the same period in 2008.

Gross profit from direct sales for the second quarter 2009 increased 16.9% to $21.8 million from $18.6 million for the second quarter of 2008. Gross margin for direct sales for the second quarter of 2009 was 59.7%, up from 51.1% in the same period last year. The increase in gross margin was largely due to the increase in sales of products with higher gross margins such as cosmetics and the Uking A300 series.

Gross profit from distribution sales for the second quarter of 2009 was $3.7 million, an increase of 96.6% from $1.9 million for the second quarter of 2008. Gross margin for distribution sales for the second quarter of 2009 was 29.9%, down from 32.3% for the same period last year. The decrease in gross margin was due to the addition of lower margin mobile handset sales from the consolidation of Yiyang Yukang into our financial statements.

Advertising expenses were $14.5 million for the second quarter of 2009, compared to $18.1 million for the second quarter of 2008 due to the continued reduction in the fixed portion of advertising spending in 2009. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on multiple sales platforms, was 1.76 in the second quarter of 2009, up from 1.13 in the second quarter of 2008.

Other selling and marketing expenses increased 12.9% to $8.4 million from $7.4 million for the second quarter of 2008. The increase was mainly due to the amortization of intangible assets related to the acquisition of Yiyang Yukang and the increase in shipping cost.

General and administrative expenses were $8.6 million for the second quarter of 2009, a 37.3% increase from $6.3 million in the second quarter of 2008. The increase was largely due to an accrued one time litigation cost of $1.6 million related to the Liaoning TV lawsuit, and, to the lesser extent, increases in salaries and benefits.

Other operating income, net, was $1.4 million for the second quarter of 2009, down from $2.0 million in the second quarter of 2008.

As a result, loss from operations for the second quarter of 2009 was $4.6 million, compared to a loss of $9.3 million for the corresponding period last year.

Excluding share-based compensation expenses (non-GAAP), loss from operations for the second quarter of 2009 was $3.8 million compared to a loss from operations of $8.2 million for the same period last year.

Share-based compensation expenses for the second quarter 2009 were $0.8 million, compared to $1.2 million for the second quarter of 2008. Other income for the three months ended June 30, 2009 was $0.3 million, compared to other expense of $0.3 million for the same period last year.

Net loss from continuing operations was $2.9 million compared to a $9.2 million loss for the second quarter of 2008.

Adjusted net loss from continuing operations, after eliminating the effects of share-based compensation expenses (non-GAAP), was $2.2 million compared to $8.1 million for the same period last year.

Net income from discontinued operations was $14.4 million (including a one-time gain of $14.4 million from the sale of a 33% equity interest in Yimeng), compared to a $1.4 million income for the second quarter of 2008.

Diluted loss per ADS from continuing operations was $0.10, compared to a diluted loss of $0.32 in the same period last year. Non-GAAP diluted loss per ADS from continuing operations was $0.07, compared to a diluted loss of $0.28 in the same period last year.

As of June 30, 2009, Acorn’s cash and cash equivalents totaled $128.9 million, a decrease of $36.4 million from March 31, 2009. The change was mainly due to the performance-based earn-out payment to Yiyang Yukang of $6.7 million and the deconsolidation of Yimeng.

Other Updates:

In March 2009, Acorn received a complaint from Advertising Broadcasting Center of Liaoning TV Station, or Liaoning TV, which filed a suit against Shanghai Acorn Advertising Broadcasting Co., Ltd., or Shanghai Advertising, claiming that Shanghai Advertising breached its advertisement broadcasting contract with Liaoning TV by not fully performing its payment obligation under the 2007 contract and asserted damages of approximately RMB19 million (approximately $2.8 million). Liaoning TV further applied for provisional seizure of Shanghai Advertising’s bank account in the same amount of its claim. In June 2009, the court ruled in favor of Liaoning TV in the suit and awarded Liaoning TV total compensation of RMB10.9 million (approximately $1.6 million). Acorn has appealed the court’s decision and the appeal is currently pending.

Full Year 2009 Business Outlook:

“Despite the second quarter being a slow season, we continued our path to growth, in particular for our Ozing product line. Our Yimeng divestiture reflects our continued focus on our core competencies and improving our operating efficiency,” said Mr. Hu. “While we are losing the profit contribution from Yimeng, we are still confident of our ability to execute and deliver results by continuing to grow our proprietary branded products, such as our Ozing and Meijin product lines and developing continuity businesses such as cosmetics.”

Given the Company’s strong financial results for the first half of 2009 and positive outlook for the remainder of the year, Acorn reaffirms its guidance for 2009 of net revenue in the range of $310.0 million to $350.0 million, and net income attributable to holders of ordinary shares, excluding share-based compensation expenses and investment income, to between $14.0 and $16.0 million, in line with the Company’s statements in May 2009.

These estimates are subject to change. Also, Acorn reminds investors that its operating results in each period are impacted significantly by the mix of products and services sold in the period and the platforms through which they are sold. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

The Company will host a conference call at 8:00 a.m. EDT on August 20, 2009 (8:00 p.m. Beijing Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

•	+1 888 419 5570 (U.S. Toll Free)

•	+1 617 896 9871 (International)

•	Passcode: 421 739 04

Please dial-in approximately 10 minutes in advance to facilitate an on-time start.

A replay will be available for approximately two weeks after the call and may be accessed via:

•	+1 888 286 8010 (U.S. Toll Free)

•	+1 617 801 6888 (International)

•	Passcode: 874 767 44

A live and archived webcast of the call will be available on the Company’s website at http://eng.chinadrtv.com.

About Acorn International, Inc.

Acorn is a leading integrated multi-platform marketing company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, third-party bank channels, outbound telemarketing center and an e-commerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties. For more information, please visit http://www.chinadrtv.com.

Use of Non-GAAP Financial Measures

Acorn has reported the second quarter 2009 and 2008 income from operations, operating margin, net income from continuing operations and income per ADS from continuing operations on a non-GAAP basis, all excluding share-based compensation expenses.

Acorn believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Acorn’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing Acorn’s underlying business performance and operating trends and Acorn expects to report income from operations, operating margin, net income from continuing operations and income per ADS from continuing operations on a non-GAAP basis using a consistent method on a quarterly basis going forward.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the following reconciliation of GAAP results with non-GAAP results for the three months ended June 30, 2009 and 2008, respectively.

The table below sets forth the reconciliation of non-GAAP measures to GAAP measures for the indicated periods:

ACORN INTERNATIONAL, INC.

RECONCILIATION OF NON-GAAP TO GAAP

(in US dollars)

	Three Months Ended June 30,
	2008	2009
GAAP net revenues	42,269,396	48,993,196
GAAP loss from operations	(9,336,385)	(4,592,862)
GAAP operating margin	(22.1)%	(9.4)%
Share-based compensation expenses	1,173,296	774,751
Non-GAAP loss from operations	(8,163,089)	(3,818,111)
Non-GAAP operating margin	(19.3)%	(7.8)%

GAAP net loss from continuing operations	(9,249,675)	(2,940,627)
GAAP loss per ADS from continuing operations – basic	(0.32)	(0.10)
GAAP loss per ADS from continuing operations – diluted	(0.32)	(0.10)
Share-based compensation expenses	1,173,296	774,751
Non-GAAP net loss from continuing operations	(8,076,379)	(2,165,876)
Non-GAAP loss per ADS from continuing operations – basic	(0.28)	(0.07)
Non-GAAP loss per ADS from continuing operations – diluted	(0.28)	(0.07)

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2009; benefits of continuing focus on Acorn’s proprietary branded product, ability of Acorn’s profits to continue to recover from previous quarters; continued success of Acorn’s Ozing electronic learning products and Meijin electronic dictionary; continued benefits from the consolidation of Acorn’s distribution channels; benefits of Acorn’s sale of a 33% equity interest in Yimeng, expectations regarding development of the cosmetics products line and third-party bank channel sales into continuity business lines; and growth prospects of its touch-reader learning product series, Cobor cosmetic products, Uking A300 series and third-party bank channel sales business. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, our operating results for any period are impacted significantly by the mix of products and services sold by us in the period and the platforms through which they are sold, causing our operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: our ability to effectively consolidate our distribution channels, our ability to successfully introduce new products and services, including to offset declines in sales of existing products and services; our ability to stay abreast of consumer market trends and maintain our reputation and consumer confidence; continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including actions that may make TV media time unavailable to us or require we suspend or terminate a particular TV direct sales program; our reliance on and ability to effectively manage our nationwide distribution network (including Yiyang Yukang’s network); potential unauthorized use of our intellectual property; potential disruption of our manufacturing process; increasing competition in China’s consumer market; our U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our 2008 annual report on Form 20-F filed with Securities and Exchange Commission on April 24, 2009. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our Form 20-F for the fiscal year ended December 31, 2008. Our actual results of operations for the second quarter of 2009 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2009	2008	2009
Revenues:
Direct sales, net	36,376,303	36,447,152	75,059,421	75,727,233
Distribution sales, net	5,893,093	12,546,044	29,158,976	60,314,352

Total revenues, net	42,269,396	48,993,196	104,218,397	136,041,585

Cost of revenues:
Direct sales	17,770,213	14,692,485	34,296,759	30,918,987
Distribution sales	3,986,856	8,799,278	15,036,551	37,119,441

Total cost of revenues	21,757,069	23,491,763	49,333,310	68,038,428

Gross profit	20,512,327	25,501,433	54,885,087	68,003,157

Operating income (expenses):
Advertising expenses	(18,093,784)	(14,463,988)	(36,697,666)	(30,397,466)
Other selling and marketing expenses	(7,449,958)	(8,409,129)	(16,644,334)	(20,539,076)
General and administrative expenses	(6,262,150)	(8,597,399)	(12,934,863)	(17,001,668)
Other operating income, net	1,957,180	1,376,221	2,693,861	3,486,116

Total operating income (expenses)	(29,848,712)	(30,094,295)	(63,583,002)	(64,452,094)

Income (Loss) from operations	(9,336,385)	(4,592,862)	(8,697,915)	3,551,063
Other income (expenses), net	(302,263)	307,362	1,181,115	1,275,702

Income (Loss) before income taxes	(9,638,648)	(4,285,500)	(7,516,800)	4,826,765
Income tax (expenses) benefits	412,753	1,221,335	(438,881)	(77,654)

Net income (loss)	(9,225,895)	(3,064,165)	(7,955,681)	4,749,111
Net (income) loss attributable to noncontrolling interests	(23,780)	123,538	35,166	263,190

Net income (loss) from continuing operations attributable to holders of ordinary shares	(9,249,675)	(2,940,627)	(7,920,515)	5,012,301
Net income from discontinued operations	1,438,483	14,383,952	2,515,849	14,883,108

Net income (loss) attributable to holders of ordinary shares	(7,811,192)	11,443,325	(5,404,666)	19,895,409

Income (loss) per ADS
- Continuing operations	(0.32)	(0.10)	(0.27)	0.17
- Discontinued operations	0.05	0.49	0.08	0.51

Basic	(0.27)	0.39	(0.19)	0.68

- Continuing operations	(0.32)	(0.10)	(0.27)	0.17
- Discontinued operations	0.05	0.49	0.08	0.50

Diluted	(0.27)	0.39	(0.19)	0.67

Weighted average number of shares used in calculating income (loss) per ADS
- Basic	86,651,394	87,429,056	87,587,902	87,482,327

- Diluted	86,651,394	89,147,851	87,587,902	89,621,441

ACORN INTERNATIONAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2008	June 30, 2009
Assets
Current assets:
Cash and cash equivalents	147,648,774	128,892,996
Restricted cash	1,425,102	4,949,351
Short-term investments	19,745,444	10,689,630
Accounts receivable, net	27,708,460	18,578,403
Notes receivable	150,607	857,218
Inventory	29,521,680	24,548,466
Prepaid advertising expenses	16,756,954	10,231,308
Other prepaid expenses and current assets, net	13,362,528	26,590,135
Deferred tax assets, net	3,355,151	3,748,598

Total current assets	259,674,700	229,086,105
Property and equipment, net	15,641,434	13,578,022
Acquired intangible assets, net	21,313,949	27,243,593
Long-term investments	5,275,000	5,404,000
Investment in affiliates	1,159,134	6,469,152
Other long-term assets	1,121,100	1,164,025

Total assets	304,185,317	282,944,897

Liabilities and equity
Current liabilities:
Accounts payable	20,734,493	16,368,452
Accrued expenses and other current liabilities	19,652,820	14,684,273
Notes payable	3,657,859	1,767,307
Income taxes payable	3,327,869	5,229,258
Deferred revenue	12,797,716	—

Total current liabilities	60,170,757	38,049,290
Deferred tax liability	3,581,569	4,295,389
Business combination liability	11,107,375	1,103,015

Total liabilities	74,859,701	43,447,694

Acorn International Inc. shareholders’ equity:
Ordinary shares	935,435	935,435
Additional paid-in capital	205,651,072	207,270,883
Retained earnings	9,737,468	29,860,441
Accumulated other comprehensive income	15,113,507	12,398,734
Treasury stock, at cost	-15,676,206	-11,612,546

Total Acorn International Inc. shareholders’ equity	215,761,276	238,852,947
Noncontrolling interests	13,564,340	644,256

Total equity	229,325,616	239,497,203

Total liabilities and equity	304,185,317	282,944,897